FOR IMMEDIATE RELEASE

April 27, 2010
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President and CEO
 (Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
Managing Executive Officer and
Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Regarding the Merger of Subsidiaries

Tokyo – April 27, 2010 – Advantest Corporation (the “Company”) resolved at the meeting of its Board of Directors today to merge its consolidated subsidiaries, Advantest Manufacturing, Inc. and Advantest Customer Support Corporation (each a “Subsidiary”, together the “Subsidiaries”), (the “Merger”).  The details are as follows.
As this is a merger of wholly-owned subsidiaries, certain details have been omitted from this disclosure.

1.	Purpose of the Merger

The Subsidiaries to be merged are wholly-owned consolidated subsidiaries of the Company, which engage in manufacture and/or maintenance service of the Company’s products.  The Company will merge the Subsidiaries, and review their R&D, manufacturing, sales, and service processes to further align them with the Company’s customer requirements, speeding up the implementation of its management strategy and seeking greater business efficiency.

2.	Overview of the Merger

(1)	Merger schedule

Approval of the Merger by the Board of Directors of the Company:	April 27, 2010
Signing of the Merger Agreement:	April 27, 2010
Approval of the Merger at a General Meeting of Shareholders:
In accordance with Article 796, Paragraph 3 and Article 784, Paragraph 1 of the Company Law, the Merger does not require the approval of the shareholders’ meeting of either the Company or the Subsidiaries.
Date of Merger (the effective date):	July 1, 2010 (planned)

(2)	Merger method

Each Subsidiary will be merged into the Company as the surviving company and such Subsidiary will be dissolved.

(3)	Details of the allotment upon the Merger

As the Company owns all shares of each Subsidiary, there will be no issuance of new shares, increase of share capital or cash payment upon the Merger for either Subsidiary.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights

The Subsidiaries have not issued and do not have any stock acquisition rights or bonds with stock acquisition rights outstanding.

4.	Outline of participants in the merger (as of March 31, 2010)

(1)Registered trade name	Advantest Corporation (Surviving company)	Advantest Manufacturing, Inc. (Company to be merged)	Advantest Customer Support Corporation (Company to be merged)
(2)Location of head office	1-32-1 Asashi-cho, Nerima-ku, Tokyo	54-1 Shinozuka, Ora-machi, Ora-gun, Gunma	1-32-1 Asashi-cho, Nerima-ku, Tokyo
(3)Title and name of Representative	Haruo Matsuno, Representative Director, President & CEO	Akira Hatakeyama, Chairman of the Board and Representative Director	Jiro Katoh, Chairman of the Board and Representative Director
(4)Business description	Development, manufacture and sale of Semiconductor and Component Test Systems	Manufacture of the Company’s products	Maintenance service of the Company’s products
(5)Capital	32,363 million yen	80 million yen	300 million yen
(6)Date established	December 16, 1954	August 1, 1984	June 20, 1989
(7)Total number of shares issued and outstanding	199,566,770 shares (including treasury stock)	1,003 shares	6,000 shares
(8)Fiscal year end	March 31	March 31	March 31
(9)Principal shareholders and percentages of shares held
Advantest Corporation: 10.44%
Mizuho Trust & Banking, Co., Ltd. (retirement benefit trust (Fujitsu Account), re-trust trustees, Trust & Custody Services Bank, Ltd.): 10.09%
The Master Trust Bank of Japan, Ltd. (trust account): 9.91%
Japan Trustee Services Bank, Ltd. (trust account): 5.27%
		Advantest Corporation, 100%	Advantest Corporation, 100%
(10)Operation and Financial Results (Unaudited)
Fiscal year end	March 31, 2010 (Consolidated)	March 31, 2010 (Non-consolidated)	March 31, 2010 (Non-consolidated)
Stockholders’ equity	150,242 million yen	2,327 million yen	2,549 million yen
Total assets	188,663 million yen	3,648 million yen	3,216 million yen

Net assets per share - basic	840.65 yen	2,320,199.11 yen	424,887.06 yen
Sales	53,225 million yen	10,361 million yen	4,655 million yen
Operating income (loss)	(11,639) million yen	974 million yen	625 million yen
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(9,926) million yen	949 million yen	619 million yen
Net income (loss)	(11,454) million yen	1,236 million yen	371 million yen
Net income (loss) per share - basic	(64.09) yen	1,232,094.39 yen	61,820.78 yen

4.	Post-merger status

(1)	Registered Trade name:	Advantest Corporation
(2)	Location of head office:	1-32-1 Asahi-cho, Nerima-ku, Tokyo
(3)	Title and name of	Haruo Matsuno,
	Representative:	Representative Director, President & CEO
(4)	Business description:	Development, manufacture, sales and maintenance service of
Semiconductor and Component Test Systems
(5)	Capital:	32,363 million yen
(No capital increase resulting from this merger)
(6)	Fiscal year end:	March 31
(7)	Impact on financial forecast:	Since it is a merger of wholly-owned consolidated
subsidiaries, the effect of the Merger on the Company’s
consolidated and non-consolidated results of operations is
minor.

For information only
Projected Results for FY2010 (April 1, 2010 through March 31, 2011)
Advantest has not been presented the earnings forecast for the fiscal year ending March 31, 2011.

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This release contains “forward-looking statements” that are based on the Company’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by the Company’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to the Company’s  investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where the Company purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where the Company procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect the Company’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in the Company’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.